

February 11, 2013

Via E-mail
Mr. Paul F. DeSantis
 Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2012**
> **Filed June 21, 2012**
> **Form 10-Q for the Quarterly Period Ended October 26, 2012**
> **Filed November 30, 2012**
> **File No. 0-01667**

Dear Mr. DeSantis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 27, 2012

Management's Discussion and Analysis, page 37

1.   Please expand your MD&A to provide a discussion of your Critical Accounting Estimates, such as, but not limited to, revenue recognition as pertaining to your restaurants and foods segments (including promotional expenses and gift cards), asset impairment of fixed assets, goodwill and other intangible assets, and income taxes. For guidance, please refer to Section V of the 2003 MD&A Interpretive Release No. 34-48960 (i.e., FR-72).

Operating Wage and Fringe Benefit Expenses, page 43

2.   See the Foods segment. We note the sale of your Springfield, Ohio distribution center in the second quarter of fiscal year 2012. You state that the "operating wages and fringe benefits, related to the sale of DC," is now classified as other operating expenses, as the DC is now operated by an unrelated third party company. Please further explain how, why and for which accounting periods DC operating wages & fringe benefits have been reclassified. We may have further comments upon review of your response.

Form 10-Q for the Quarterly Period Ended October 26, 2012

Note 2. Acquisition, page 6

3.   We note the amounts of assets and liabilities recognized in connection with the acquisition of Kettle and the production facility was "based on" a third-party valuation. Please note that where you rely on the results of a third-party's valuation, that party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K or Form 10-Q is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K or Form 10-Q was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please amend your October 26, 2012 Quarterly Report on Form 10-Q or advise as to why you believe your disclosure complies with the requirements. Your response should also consider the reference made to Lazard as shown in the first paragraph of Note 3, pertaining to the potential sale of the Mimi's Café's business segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief